Exhibit 21
SUBSIDIARIES OF COHU, INC.

PLACE OF
LEGAL ENTITY NAME	INCORPORATION
Delta Design, Inc. (1)	Delaware
FRL, Incorporated.	California
Broadcast Microwave Services, Inc. (2)	California
Delta Design (Littleton), Inc.	Delaware
Cohu Foreign Sales Ltd.	Barbados

(1)	Delta Design, Inc. owns the following subsidiaries:

Delta Design Singapore PTE LTD	Singapore
Delta Design Philippines LLC	Delaware
Cohu S.A.	Costa Rica
Delta Design Europe GmbH	Germany
Rasco GmbH	Germany
Rosenheim Automation Systems Corporation	California

(2)	Broadcast Microwave Services, Inc. owns the following subsidiaries:

Broadcast Microwave Services Europe Holding GmbH Broadcast Microwave Services Europe Verwaltungs GmbH	Germany Germany